UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Qnetic Corporation

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> September 20, 2022

Physical address of issuer
275 5th Avenue , Suite 704- 3137, New York, NY 10001

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$250,179.00	$1,355,556.00
Cash & Cash Equivalents	$204,469.00	$1,254,185.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$108,824.00	$128,720.00
Long-term Debt	$2,130,422.00	$1,970,518.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,250,875.00	-$818,451.00


April 7, 2025

FORM C-AR

Qnetic Corporation




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Qnetic Corporation, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://qnetic.energy no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 7, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this

Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Qnetic Corporation (the "Company") is a Delaware Corporation, formed on September 20, 2022.

The Company is located at 275 5th Avenue , Suite 704-3137, New York, NY 10001.

The Company's website is http://qnetic.energy.

The information available on or through our website is not a part of this Form C-AR.

The Business

The world is undergoing a massive transition to renewable energy, but there's one piece missing to complete this puzzle-energy storage. Wind and solar energy are abundant but intermittent, creating a need for reliable storage systems that can store energy when production is high and release it when it's low. At Qnetic, we're developing a revolutionary flywheel energy storage system that addresses this challenge far more efficiently than current technologies.

RISK FACTORS

Risks Related to the Company's Business and Industry

A crowdfunding investment Involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.
In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the offering, Including the merits and risks involved.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does It pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Our patents and other intellectual property could be unenforceable or ineffective once reviews are completed.

We believe the most valuable component of our intellectual property portfolio will be our patents and that part of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to the development of flywheel energy storage systems (FESS).

The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we take to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property.

Our failure to obtain or maintain intellectual property rights that convey competitive advantage adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

We also rely on nondisclosure and non-competition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns.

The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded if any, would be commercially valuable.

There are several potential competitors who are better positioned than we are to take the majority of the market.

We will compete with larger, established Energy Storage manufacturers who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us.

There can be no assurance that competitors will not render our technology or products obsolete or that the flywheel energy storage system developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify. The Company's success depends on our ability to continuously raise funding, keep cost under control, and properly execute in our delivery of the Qnetic FESS.

The Company was incorporated on September 20th, 2022 in the USA and has subsidiary entities in China (incorporated September 28th, 2021), and Singapore (incorporated April 22nd, 2022), and Germany (incorporated July 11th, 2023). The Company has no history, no clients, and no revenues.

If you are investing in this company, it's because you think the Qnetic FESS is a good idea, that the Company will be able to secure the intellectual property rights to the Qnetic FESS and that the Company will secure the exclusive marketing and manufacturing rights to the Qnetic FESS, that we will be able to successfully market, manufacture and sell the Qnetic FESS, that we can price it right and sell it to enough customers so that the company will succeed.

We have yet to sell any Qnetic FESS and we plan to market a Qnetic FESS that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Any valuation of the Company at this stage is purely speculation.

The Company has not been valued at this stage. There has been no outside contributions or assessment of valuation at this time.

The Company's business success, timeline, and milestones are estimations.

The Company's business success projections and cost models are only estimates. The Company produced these projections based on existing business models of successful and unsuccessful efforts of other companies within the technology and market space. It should be noted that these estimations may change as the Company continues development of the Qnetic FESS, as well as development of manufacturing facilities.

We are still in the development phase and have not begun revenue shipments of product.

We are currently in the development phase of the Qnetic FESS and have not yet started manufacturing and sales. Cost overruns, scheduling delays, and failure to meet product performance goals may be caused by, but not limited to, unidentified technical hurdles. delays in material shipments, and regulatory hurdles.

We may experience delays in design and manufacturing of the Qnetic FESS.

We may experience significant delays in bringing the Qnetic Flywheel Energy Storage System to market due to design considerations, technical challenges, material availability, manufacturing complications, and regulatory considerations. Such delays could materially damage our brand, business, financial goals, operation results, and product.

If we cannot continue to raise further rounds or funding, we cannot succeed.

The Company will require additional rounds of funding to complete development of the FESS and begin shipments of the Qnetic FESS. If the Company is unable to secure funding, the Company will be unable to succeed in development of the Qnetic FESS.

Risk of borrowing.

The Company may incur additional debt from financial institutions in the future to sustain operational capabilities.

We face significant barriers in development of a competitive energy storage device in a crowded market space.

The Company faces significant technical, resource, and financial barriers in development of the Qnetic FESS intended to compete in a crowded energy storage space. Incumbents have substantially deeper pockets, large pools of resources, and manufacturing experience. The Company will need to contract with development partners who may have existing relationships with incumbent manufacturers, these relationships may pose a significant risk in our ability to successfully develop this program.

If we are unable to control the cost of development, cost or manufacturing, and cost of operations of the company, our business may be substantially affected.

If we are unable to maintain target cost of manufacturing, developing, designing, distributing, and maintaining our Qnetic FESS. we may incur significant cost increases which can adversely affect the operation of our business.

We have made, and will continue to make substantial investments into the development of Qnetic FESS. Such investments may have unforeseen costs that we have been unable to accurately predict, which may materially impact our ability to execute our business as planned.

Qnetic will face significant costs in development and purchasing of materials required to build the Qnetic FESS through external partnerships. These purchases are subject to conditions outside the control of the Company and as such, these conditions may substantially affect our business, product, brand, operational, and financial goals.

There are significant regulatory and standard performance barriers to overcome.

An energy storage device manufacturer must overcome significant regulatory requirements such as, but not limited to, insurance safety testing, regulatory mandated safety features, manufacturing and quality control standards, as well as device performance standards. The Company's inability to achieve any success in any of these standards and regulatory requirements may adversely affect our brand, business. financial goals. operation results, and product performance.

We depend on key personnel and partnerships with specific expertise.

The Company's ability to successfully develop the Qnetic FESS is greatly affected by our ability to identify and acquire specific expertise through personnel, partnerships, and acquisitions. If the

Company is not able to quickly identify and acquire said expertise. This may significantly affect our ability to execute delivery of the Qnetic FESS and subsequent iterations of the product.

We are substantially at risk of unfavorable regulations.

Energy storage devices are subject to substantial regulation under international, federal, state, local and foreign laws regarding safety, performance, and import regulations. Our products will need to comply with many governmental standards and regulations relating to device safety, cost, electrical compliance, noise control, and material recycling, among others. Compliance with all these requirements may delay our production launch, thereby adversely affecting our business and financial condition.

Energy storage technology is changing rapidly.

There is significant development and investment into energy storage technology being made today. Such rapidly changing technology conditions may adversely affect the Company's ability to continuously remain a market leader, provide superior product performance, and an outstanding customer experience.

If we are unable to address service requirements, we may negatively affect our customer experience.

As such, the Company will require service capabilities be established in locations within close proximity to our Qnetic FESS owners. The Company's ability to engage with third-party operated service locations. as well as our ability to establish Company-operated locations, will be critical to the success of developing a positive customer experience.

We may become subject to product liability litigation and complaints.

While the Company will work diligently to ensure that we meet all Company and regulatory safety requirements. It is possible that through unanticipated circumstances or conditions out of our control, the risk of product liability claims, and adverse publicity may occur through manufacturing, developing, marketing, and sales of an energy storage device.

We may be inherently subject to conditions which permit only a single source supplier for specific components necessary to develop and manufacture the Qnetic FESS.

The Company will continuously and diligently work towards obtaining multiple sources of materials and components to mitigate risk in our supply chain. However, it is possible that specific components or solutions required to manufacture an energy storage device may be subject to intellectual property, material availability, or expertise owned solely by a single supplier. A condition such as a single source supplier may hinder our ability to secure cost, schedule, and long-term viability of the Qnetic FESS.

If our Qnetic FESS falls to meet performance goals, we may be required to perform mandatory repairs of defective components, recall of products, or litigation settlements.

If the Qnetic FESS are unable to meet performance and quality criteria, we may be required to perform product recalls to remedy defects. Failing to meet performance goals can lead to substantial costs related to performing such corrective actions.

Although the Company will perform significant internal testing and qualifications, as well as external qualifications through approved third-party vendors against industry standards and regulatory requirements, there will be unanticipated conditions which may negatively impact expected performance and safety of our devices.

As such, Qnetic may perform a corrective action such as a recall of products, mandatory repairs of defective components, or litigation settlements which can materially affect our financial goals, operation results, brand, business, and products.

Our Founders, Michael Pratt and Loic Bastard, own a majority of the available shares.

Our Founders, Michael Pratt and Loic Bastard currently own a majority of the outstanding shares of the Company. As such, the interests of Michael Pratt and Loic Bastard may differ from minor shareholders interest. As such, Michael Pratt and Loic Bastard can control management direction and most corporate matters that require stockholder approval.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs.

Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure.

A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

We have no history in the Energy Storage Device market.

Although the Company will take significant steps in building brand awareness in the energy storage device market, Qnetic is a new company and currently has no history in the energy storage device market. As such, it is possible that the Company's lack of history may impact our brand, business, financial goals, operation performance, and products.

The Company's executive officers and directors will continue to exercise significant control over the Company after this Offering, which will limit your ability to Influence corporate matters and could delay or prevent a change in corporate control.

Immediately following the completion of this Offering, and assuming we complete the maximum Offering, the Company's executive officers will beneficially hold, in the aggregate, the majority of the Company's outstanding common stock, assuming conversion of the Securities. As a result, these stockholders will be able to influence our management and affairs and control the outcome of matters submitted to stockholders for approval, including the election of directors and any sales merger, consolidation, or safety of all or substantially all of the Company's assets.

The Company's executive officers may have acquired their shares of common stock for substantially less than the price of the shares of Securities being acquired in this Offering, and they may have interests, with respect to their common stock, that are different from those of Investors in this Offering and the concentration of voting power among one or more of these stockholders may have an adverse effect on the value of the Securities.

In addition, this concentration of ownership might adversely affect the Company by: (1) delaying, deferring or preventing a change of control of the Company; (2) impeding a merger, consolidation, takeover or other business combination involving the Company; or (3) discouraging a potential acquire, from making a tender offer or otherwise attempting to obtain control of the Company.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be traceable under federal securities law, state securities regulation may apply, and each investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF.

It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale.

Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors purchasing the securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities being offered will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution will reduce an investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser.

The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Although dependent on certain key personnel, the Company does not have any key person life Insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan. However, the Company has not yet purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations,

We have no way to guarantee key personnel will stay with the Company, as many geographies do not enforce non-competition agreements, and therefore acquiring key person insurance will not ameliorate all of the risk of relying on key personnel.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter.

Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Company is not subject to Sarbanes Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of

2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company.

There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm.

Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

There is no guarantee of a return on an investor's Investment.

There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each investor should read the original Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Investors will not be entitled to any Inspection or Information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form Cand no additional information.

Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described in this Form C is an estimate based on our current business plan.

We may, however, find it necessary or advisable to significantly reallocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

There Is no present market for the Securities and we have arbitrarily set the terms.

The Offering terms were not established in a competitive market. We have arbitrarily set the terms of the Securities with reference to the general status of the securities market and other relevant factors. The terms for the securities should not be considered an indication of the actual value of the Securities and is not based on the Company's net worth or prior earnings. We cannot guarantee that the Securities can be resold at a profit.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company is conducting an offering of Securities and may not be compliant with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering.

If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase, No assurances can be given that the Company will, if ,t is required to offer such investors a rescission right, have sufficient funds to pay investors the amounts required.

In addition, if the Company violated federal or state securities laws in connection with sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Investment in new business strategies could disrupt the Company's ongoing business, present risks not originally contemplated and adversely affect the Company's business, reputation, results of operation and financial condition.

The Company has invested, and in the future may invest, in new business strategies. Such endeavors may involve significant risks and uncertainties, including distraction of management from current operations, greater-than expected liabilities and expenses, economic, political, legal and regulatory challenges associated with operating in new businesses, regions or countries, inadequate return on capital, potential impairment of tangible and intangible assets, and significant write-offs.

Investment transactions are exposed to additional risks, including failing to obtain required regulatory approvals on a timely basis or at all, or the imposition of onerous conditions that could delay or prevent the Company from completing a transaction or otherwise limit the Company's ability to fully realize the anticipated benefits of a transaction.

These new ventures are inherently risky and may not be successful. The failure of any significant investment could adversely affect the Company's business, reputation, results of operations and financial condition.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering. It also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to limit Individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's soph1st1cation and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing the Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws.

Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

Projections: Forward Looking Information.

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants.

These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not material due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

The patent for Qnetic's technology has not been completed, and the issuer will be engaging in corporate restructuring during the raise. In the same time frame, the issuer will also become the parent company for both a Singapore and a Shanghai based entity.

Small Management Team

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Securities may never convert to equity or be liquidated.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO.

If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Loic Bastard is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the investor to make a follow-on investment. or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any Claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The world is undergoing a massive transition to renewable energy, but there's one piece missing to complete this puzzle- energy storage. Wind and solar energy are abundant but intermittent, creating a need for reliable storage systems that can store energy when production is high and release it when it's low. At Qnetic, we're developing a revolutionary flywheel energy storage system that addresses this challenge far more efficiently than current technologies.

Co-Issuer

Legal Name: Qnetic II, a series of Wefunder SPV, LLC

Type of Business: Limited Liability Company

Formed: 2024-11-10

Address: 4104 24TH ST

Optional Address: PMB 8113

Country: Delaware

City: San Francisco

State: CALIFORNIA

Zipcode: 94114

Phone Number:

Contact:

Website: https://wefunder.com/

Business Plan

We're building the future of energy - a world where renewable energy can power everything, with no downtime. Qnetic's flywheel technology can provide clean, efficient, and reliable energy storage that can last for decades, helping the world achieve its climate goals.

The demand of long-duration energy storage is growing rapidly, and Qnetic is taking charge. Our technology can outperform lithium-ion in every way= longer lifespan, lower costs, and greater sustainability.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Michael Pratt

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Qnetic CEO/Co-founder September 2021-Present (3 years 2 months). I co-founded Qnetic with the mission to enable the transition to clean, sustainable energy. To achieve it, we are developing a high-performance energy storage system for the electric grid, based on new flywheel technology. It delivers 'energy shifting' at a lower cost than anything we know about. Compared to lithium-ion batteries, Qnetic has 3x the lifetime, 2x the discharge duration, 0.5x the cost and 0x the degradation.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

IDC (Industrial Design Consultancy) 16 years 5 months Design Consultant February 2022- April 2022 (3 months) Shanghai, China; supporting the team on product design and development for medical and consumer devices. Technical Director, IDC China October 2013- February 2022 (8 years 5 months); responsible for the design and engineering output of IDC's China office. General Manager, IDC China, May 2011- October 2013 (2 years 6 months); responsible for IDC's China office in Shanghai. Designer Engineer December 2005- May 2011 (5 years 6 months). PDD Student Designer June 2002- September 2002 (4 months).

Education

Brunel University of London MEng BSc, Mechanical Engineering and Design (1999-2005) Shenfield High School 1992-1999

Name

Loic Bastard

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Qnetic Engineering Director and Co-founder October 2021- Present (3 years 1 month)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Envision Energy 6 years 5 months Head of Department, February 2017- May 2021 (4 years 4 months) Digital methods and Products. Deputy Director Digital Model January 2015- May 2021 (6 years 5 months), Brussels Area, Belgium; in charge of Flexible Multi Body Dynamic Simulation of the whole mechanical system.

Education

ENSTA Bretagne Engineer's degree, Computational Science applied to Mechanics, 2001-2003 University de Reims Champagne-Ardenne Ingenieur Maitre (Master of Engineering), Material Science 1999-2001 University de Bretagne Occidentale DUT (two-year diploma from a university institute of technology), Mechanical engineering and computer integrated manufacturing 1997-1999

Name

Malcolm Mathews

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Qnetic COO, Head of Finance & Strategy, Member of the Board of Directors January 2022- Present (2 years 10 months) Shanghai, China Head of Operations, Strategy and Finance. Active Member of the Board and Advisor to Management Team. Qnetic is working on making the future of civilization better: grid-scale energy storage technology enabling the transition to wind and solar.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Johnson Controls VP, Corporate Development & Strategy, Asia Pacific January 2020- March 2022 (2 year 3 months) Shanghai, China Lead strategy, corporate development including M7 A, joint-ventures, implementation of strategy across Asia Pacific at Johnson Controls. Johnson Controls 3 years Vice President & General Manager, North East Asia April 2018–March 2019 (1 year) Shanghai, China Responsible for all aspects of running the Building Technologies & Solutions P&L for Japan, Korea, Hong Kong, Macau & Taiwan. Developed growth and profitability strategies, drove business transformation in an integrated portfolio that includes HVAC, Building Management Solutions and Marine.

Education

The Wharton School Executive Education 2019- 2019
UVA Darden Executive Education & Lifelong Learning 2007-2009

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Michael Pratt

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Qnetic CEO/Co-founder September 2021-Present (3 years 2 months)
I co-founded Qnetic with the mission to enable the transition to clean, sustainable energy. To achieve it, we are developing a high-performance energy storage system for the electric grid, based on new flywheel technology. It delivers 'energy shifting' at a lower cost than anything we know bout. Compared to lithium-ion batteries, Qnetic has 3x the lifetime, 2x the discharge duration, 0.5x the cost and 0x the degradation.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

IDC (Industrial Design Consultancy) 16 years 5 months
Design Consultant February 2022- April 2022 (3 months) Shanghai, China
Supporting the team on product design and development for medical and consumer devices.
Technical Director, IDC China October 2013- February 2022 (8 years 5 months)
Responsible for the design and engineering output of IDC's China office.
General Manager, IDC China May 2011- October 2013 (2 years 6 months)
Responsible for IDC's China office in Shanghai
Designer Engineer December 2005- May 2011 (5 years 6 months)
PDD Student Designer June 2002- September 2002 (4 months)

Education

Brunel University of London MEng BSc, Mechanical Engineering and Design (1999-2005)
Shenfield High School 1992-1999

Name

Loic Bastard

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Qnetic Engineering Director and Co-founder October 2021- Present (3 years 1 month)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Envision Energy 6 years 5 months
Head of Department February 2017- May 2021
(4 years 4 months)

Digital methods and Products Deputy Director Digital Model January 2015- May 2021 (6 years 5 months)
In charge of Flexible Multi Body Dynamic Simulation of the whole mechanical system.

Education

ENSTA Bretagne Engineer's degree, Computational Science applied to Mechanics 2001-2003
University de Reims Champagne-Ardenne Ingenieur Maitre (Master of Engineering), Material Science 1999-2001
University de Bretagne Occidentale DUT (two-year diploma from a university institute of technology), Mechanical engineering and computer integrated manufacturing 1997-1999

Name

Malcolm Mathews

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Qnetic COO, Head of Finance & Strategy, Member of the Board of Directors January 2022- Present (2 years 10 months) Shanghai, China
Head of Operations, Strategy and Finance. Active Member of the Board and Advisor to Management Team.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Johnson Controls VP, Corporate Development & Strategy, Asia Pacific January 2020- March 2022 (2 year 3 months) Shanghai, China
Lead strategy, corporate development including M&A, joint-ventures, implementation of strategy across Asia Pacific at Johnson Controls
Johnson Controls Vice President & General Manager, North East Asia April 2018 March 2019 (1 year) Shanghai, China
Responsible for all aspects of running the Building Technologies & Solutions P&L for Japan, Korea, Hong Kong, Macau & Taiwan. Developed growth and profitability strategies, drove business transformation in an integrated portfolio that includes HVAC, Building Management Solutions and Marine.

Education

The Wharton School Executive Education 2019- 2019
UVA Darden Executive Education & Lifelong Learning 2007-2009

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 10 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	No.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holder of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFESJ or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited. diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Other Material Terms or information.	
Value of SAFE or Convertible Notes	

Type of security	Common Stock
Amount outstanding	8,039,998
Voting Rights	Yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Stock Incentive Plan Options
Amount outstanding	1,960,002
Voting Rights	Yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		Not yet finalized		October 15, 2024	Regulation CF
Common Stock		$243,029.00	General operations	January 1, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$1,217,592.00	General operations	June 1, 2023	Regulation CF
SAFE (Simple Agreement for Future Equity)		$115,000.00	General operations	August 1, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$500,000.00		December 1, 2023	Section 4(a)(2)

Ownership

A majority of the Company is owned by the Co-founders. They are Michael Pratt, CEO and Loic Bastard CTO.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Loic Bastard	32.4%
Michael Pratt	32.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Since incorporation, Qnetic has:
- TRACTION: $100mm in customer LOIs
- TEAM: Powerhouse of experts in tech engineering & biz, united to transform energy systems
- POC: Fully functional 40% scale prototype proves the tech
- IP: 3 patent application filed to protect our core technologies
- TECH: Chemistry-free technology, storing energy mechanically for long durations
- MISSION: Revolutionize the way we tore energy to power our planet
- MARKET: Huge growth with storage demand doubling every 3 years

The Company does not expect to achieve profitability in the next 12 months and intends to focus on R&D works and developing product and continue performance testing in 2025. We intend to raise $1.5 million in 2025 through our second crowdfunding campaign and $10 million from VCs to put the prototype in production. The business objective for is to generate revenue in 2026 and to be profitable in 2028.

Liquidity and Capital Resources

On October 15, 2024 the Company conducted an offering pursuant to Regulation CF and raised $188,330.00.

On January 1, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $243,029.00.

On June 1, 2023 the Company conducted an offering pursuant to Regulation CF and raised $1,217,592.00.

On August 1, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $115,000.00.

On December 1, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $500,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Investment Amount for common stock

Related Person/Entity	Michael Pratt, Loic Bastard, Malcolm Mathews, Mathias Mier
Relationship to the Company	Director/Officer
Total amount of money involved	$243,029.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Priced round

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Michael Pratt
(Signature)

Michael Pratt

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Qnetic Corporation

(a Delaware Corporation)

Audited Consolidated Financial Statements

As of the year ended December 31, 2024 and 2023

Audited by



Alice.CPA LLC
A New Jersey CPA Company

QNETIC CORPORATION

TABLE OF CONTENTS











Alice CPA

Independent Auditor's Report

April 11, 2025
To: Board of Directors of Qnetic Corporation
Attn: Prasad Mathews, CFO
Re: 2024-2023 Consolidated Financial Statement Audit – Qnetic Corporation

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Qnetic Corporation, which comprise the consolidated balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Qnetic Corporation as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated financial statements section of our report. We are required to be independent of Qnetic Corporation and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

As discussed in Note 7 to the financial statements, the Company restated its 2023 financial statements to (i) reclassify certain operating expenses into updated categories to better reflect the nature of expenses, (ii) retroactively present all Simple Agreements for Future Equity (SAFEs) as equity instruments rather than liabilities, and (iii) adjust the recorded balance of SAFEs to account for immaterial differences arising from prior wire transfer fees. These adjustments did not materially affect the previously issued 2023 financial statements and do not affect our opinion on the 2024 financial statements.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Qnetic Corporation's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

229 Park Ave S, Suite 70037
New York, New York 10003
1502

Info@Alice.CPA

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Qnetic Corporation's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Qnetic Corporation's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
April 11, 2025



QNETIC CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2024 and 2023
(Audited)

	2024	Restated 2023
ASSETS		
Current Assets		
Cash	$ 204,469	$ 1,254,185
Prepaid expenses and other current assets	15,552	45,283
Total Current Assets	220,021	1,299,468
Noncurrent Assets		
Property and equipment, net	4,954	1,022
Operating lease right-of-use asset, net	25,204	55,066
Total Noncurrent Assets	30,158	56,088
Total Assets	$ 250,179	$ 1,355,556
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Current Liabilities		
Accounts payable	$ 25,789	$ 37,106
Accrued expenses	54,609	57,900
Operating lease liability, current	28,426	33,714
Total Current Liabilities	108,824	128,720
Long-Term Liabilities		
Other liabilities	109,500	109,500
Operating lease liability, noncurrent	-	28,426
Total Long-Term Liabilities	109,500	137,926
Total Liabilities	218,324	266,646
Shareholders' Deficit		
Common stock; $0.0001 par value, 10,000,000 authorized, 8,039,998 shares issued and outstanding as of December 31, 2024 and 2023	804	804
Additional paid-in capital	242,224	242,224
SAFE Notes	2,020,930	1,832,600
Accumulated deficit	(2,241,259)	(990,384)
Accumulated other comprehensive gain	9,156	3,666
Total Shareholders' Deficit	31,855	1,088,910
Total Liabilities and Shareholders' Deficit	$ 250,179	$ 1,355,556

The accompanying notes are an integral part of these consolidated financial statements.

QNETIC CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	Restated 2023
Revenues	$ -	$ -
Total Revenues	-	-
Operating Expenses		
General and administrative	389,847	547,932
Research and development	859,890	262,012
Total Operating Expenses	1,249,737	809,944
Loss from Operations	(1,249,737)	(809,944)
Other Income (Expense)		
Interest income	899	248
Other expense, net	(2,037)	(8,763)
Total Other Expense, net	(1,138)	(8,515)
Net Loss	(1,250,875)	(818,459)
Other comprehensive gain, net of tax		
Foreign currency translation adjustments	5,490	3,666
Total Comprehensive Loss	$ (1,245,385)	$ (814,793)

The accompanying notes are an integral part of these consolidated financial statements.

QNETIC CORORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
For the Years Ended December 31, 2024 and 2023
(Audited)

	Common stock Shares	Value	Additional Paid-in Capital	Accumulated Deficit	SAFE Notes	Accumulated Other Comprehensive Gain	Total Shareholders' Deficit
Balance as of January 1, 2023	-	$ -	$ 6,048	$ (171,925)	$ -	$ -	$ (165,877)
Issuance of common stock	8,039,998	804	236,176	-		-	236,980
Issuance of SAFE Notes	-	-	-		1,832,600	-	1,832,600
Net loss	-	-	-	(818,459)		-	(818,459)
Other comprehensive gain	-	-	-	-		3,666	3,666
Balance as of December 31, 2023	8,039,998	804	242,224	(990,384)	1,832,600	3,666	1,088,910
Issuance of SAFE Notes	-	-	-	-	188,330	-	188,330
Net loss	-	-	-	(1,250,875)	-	-	(1,250,875)
Other comprehensive gain	-	-	-	-	-	5,490	5,490
Balance as of December 31, 2024	8,039,998	$ 804	$ 242,224	$ (2,241,259)	$ 2,020,930	$ 9,156	$ 31,855

The accompanying notes are an integral part of these consolidated financial statements.

QNETIC CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Cash Flows from Operating Activities		
Net loss	$ (1,250,875)	$ (818,459)
Adjustments to reconcile net loss to net cash provided by operations:		
Amortization of operating lease right-of-use assets	29,862	15,249
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	29,731	(42,283)
Accounts payable	(11,317)	37,106
Accrued expenses	(3,291)	55,817
Other liabilities	-	20,200
Operating lease liability	(33,714)	(8,175)
Net cash from operating activities	(1,239,604)	(740,545)
Cash Flows from Investing Activities		
Purchase of property and equipment	(3,932)	(1,022)
Net cash from investing activities	(3,932)	(1,022)
Cash Flows from Financing Activities		
Repayment of due to related parties	-	(137,307)
Proceeds from SAFE Notes	188,330	1,832,600
Proceeds from issuance of common stock	-	804
Proceeds from additional paid-in capital	-	236,176
Net cash from financing activities	188,330	1,932,273
Net change in cash and cash equivalents	(1,055,206)	1,190,706
Effect of exchange rates changes on cash and cash equivalents	5,490	3,666
Cash at beginning of year	1,254,185	59,813
Cash at end of year	$ 204,469	$ 1,254,185
Supplemental information		
Operating lease right-of-use asset and operating lease liability recorded upon adoption of ASC 842	$ -	$ 70,315

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Audited)

NOTE 1 – NATURE OF OPERATIONS

Qnetic Corporation was formed in Delaware on September 20, 2022. Qnetic Holdings PTE. Ltd was formed in Singapore on May 27, 2022, and acquired Shanghai Qnetic Technology Co., Ltd, an entity formed in Shanghai on September 28, 2021, in 2022. Qnetic GmbH is a Germany entity formed on June 29, 2023 and is a wholly owned by Qnetic Corporation. Qnetic Corporation acquired Qnetic Holdings PTE. Ltd through a share swap transaction in 2023. These companies are collectively referred to as "the Company" herein the consolidated financial statements. The Company plans to generate revenue by manufacturing, selling and maintaining Flywheel Energy Storage Systems (FESS) to address the gap in energy storage systems needed to facilitate the transition to renewable energy. The Company's headquarters are in New York, New York and Singapore with its subsidiary in Shanghai, China. The Company's customers will be global.

The Company is in the process of raising funds to develop the prototype for its first commercial model. The Company is going to conduct another crowdfunding in 2025 and/or through venture capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of the significant accounting policies of the Company is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Basis of Consolidation – Foreign Operations

The consolidated financial statements of the Company include its wholly owned subsidiaries: Qnetic Holdings PTE. Ltd, an entity operating in Singapore, formed in 2022; Shanghai Qnetic Technology Co., Ltd, an entity operating in Shanghai, formed in 2021; Qnetic GmbH, an entity operating in Germany, formed in 2023. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The consolidated financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. Results of operations for the foreign subsidiaries are translated form the local (functional) currency to the U.S. dollar using average exchange rates during the period, while assets

QNETIC CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Audited)

and liabilities are translated at the exchange rate in effect at the reporting date. Shareholders' equity is translated at the historical exchange rate at the time of transaction. The net effect of translating these balances from the functional currency to U.S. dollars (the reporting currency) has been recorded as a foreign currency translation adjustment in other comprehensive income within the consolidated statements of comprehensive income and the consolidated statements of shareholders' equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company realized losses since inception, incurred negative cash flows from operations, and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Cash and Cash Equivalents

QNETIC CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Audited)

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, which is provided using the straight-line method over the estimated useful lives of the individual assets. Significant improvements and betterments are capitalized if they extend the useful life of the asset. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the life of the lease plus anticipated extensions.

Other Liabilities

Other liabilities on the accompanying consolidated balance sheets consist of accrued wages payable to several initial shareholders, which will be planned to be paid out in 2025. Therefore, other liabilities are presented as long-term on the consolidated balance sheets at December 31, 2024 and 2023.

Leases

The Company recognizes and measures its leases in accordance with ASU 2016-02, Leases (Topic 842) ("ASC 842"). In accordance with ASC 842, the Company determines if an arrangement contains a lease at inception. Operating leases are included in operating lease right-of-use (ROU) assets and operating lease liabilities, current and noncurrent, on the balance sheet. Lease liabilities are initially recorded at the present value of the lease payments by discounting the lease payments by the discount rate and then recording accretion over the lease term using the effective interest method.

Operating lease classification results in straight-line expense recognition pattern over the lease term and recognized lease expense as a single expense component, which results in amortization of the ROU asset that equals the difference between straight-line lease expense and the expense recorded to related to the lease liability. Operating lease expense is presented under operating expenses, based on the use of the leased asset, on the statement of operations.

The operating lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted net cash flow, excluding interest, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its fair value.

Fair Value of Financial Instruments

As of December 31, 2024 and 2023, the Company believes the carrying amounts of cash and cash equivalents and accounts payable approximately fair value due to their short-term maturities.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Audited)

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized upon transfer of promised products and services to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company determines the amount of revenue to be recognized through application of the following steps:

- Identification of the contract with customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the Company satisfies the performance obligations.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative Expenses

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740-10, *Income Taxes*, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in its financial statements or income tax returns. Under ASC 740-10, the Company determines deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, measured using the more-likely-than-not standard to determine if the tax benefits will be realized using the enacted rates in effect for the years in which it expects the differences to reverse. To the extent a deferred tax asset cannot be realized, a valuation allowance is established if necessary.

The Company accounts for uncertain income tax positions in accordance with the accounting guidance in ASC Topic 740. Under this guidance, tax positions are initially recognized by the Company in consolidated financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. The Company's policy is to recognize interest and penalties related to any uncertain income tax positions as a component of the provision for income taxes in the consolidated statements of comprehensive income. The Company is not aware of any uncertain tax positions resulting in a liability as of December 31, 2024 and 2023.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the consolidated financial statements.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Audited)

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2024 and 2023, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE 4 – LEASE OBLIGATIONS

The Company entered into an office lease agreement on July 11, 2023 which ends on October 14, 2025 requiring monthly payments of 21,490 in Chinese Yuan or approximately $3,000. The Company initially recognized an operating lease right-of-use asset and an operating lease liability of $70,315 as of July 11, 2023 based on the present value of such commitments as of July 11, 2023 using a risk-free discount rate, which was determined using a period comparable with that of the lease term. At December 31, 2024 and 2023, the carrying amount of the operating lease right-of-use asset were $25,210 and $55,066, respectively, net of accumulated amortization of $45,105 and $15,249, respectively. The carrying amount of operating lease liability was $28,424 and $62,140 in December 31, 2024 and 2023, respectively, net of unamortized interest of $1,576 and $3,860, respectively.

For the year ended December 31, 2024 and 2023, the Company incurred rent expense amounting to $21,763 and $30,070, respectively. As of December 31, 2024, the remaining term for this lease was 10 months.

The following is a schedule of operating lease liability as of December 31, 2024:

2025	30,000
Unamortized Interest	(1,574)
Present value of operating lease liability	28,426
Operating lease liability, current	28,426
Operating lease liability, noncurrent	-
Present value of operating lease liability	28,426

NOTE 5 – SAFE NOTES/FUTURE EQUITY OBLIGATIONS

Simple Agreements for Future Equity (SAFE)

In 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties for a total investment amount of $1,832,600. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event with discounts ranging from 20%-80%. The valuation caps of the agreements entered were $12M – $15M.

In 2024, the Company commenced a crowdfunding (the "Crowdfunded Offering") up to $1,500,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum

QNETIC CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Audited)

amount of $50,000 in this offering and up to $1,500,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary"). The Intermediary will be entitled to receive a 7% commission fee in this offering.

In 2024, the Company received $188,330 thus far during the WeFunder campaign, that remains open for investment through the date of management's representation (see Note 7).

Total SAFEs outstanding as of December 31, 2024 and December 31, 2023 were $2,020,930 and $1,832,600, respectively.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.0001 per share at December 31, 2024 and 2023. As of December 31, 2024 and 2023, an aggregate of 8,039,998 shares were issued and outstanding for each year.

Starting in 2023, the Company has an ESOP (Employee Stock Ownership Plan) for which they have set aside 1,960,002 restricted stock grants to employees.

NOTE 7 – RESTATEMENT OF 2023 FINANCIALS

The Company has restated its previously issued 2023 financial statements to reflect certain presentation adjustments. These adjustments included (i) the reclassification of operating expenses into updated categories to better align with the nature and function of the expenditures, (ii) the retroactive presentation of all Simple Agreements for Future Equity (SAFEs) as equity instruments in accordance with the Company's accounting policy under U.S. GAAP, and (iii) the true-up of the carrying amounts of SAFEs to reflect immaterial differences previously resulting from wire transfer fees. These adjustments were immaterial to the 2023 financial statements and had no effect on previously reported total assets, total liabilities, total equity, or net income. Accordingly, management concluded that these adjustments did not require a reissuance of the 2023 financial statements.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 11, 2025, the date the consolidated financial statements were available to be issued. Based on this evaluation, no other material events were identified which require adjustment or disclosure in the consolidated financial statements.

As of April 11, 2025, the Company is closing its WeFunder campaign and is in the process of finalizing the total investments upon offering close. As of April 11, the Company has received an additional investment amount of $710,647 in exchange for SAFE notes.